SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 24, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
24 August 2012

Number:
20/12

WESTERN AUSTRALIA IRON ORE DUAL HARBOUR STRATEGY

As foreshadowed in BHP Billiton’s profit announcement on 22 August, the Company has been evaluating the most efficient means of expanding production from Western Australia Iron Ore (WAIO) beyond its current 240 million tonnes per annum (mtpa) Inner Harbour throughput allocation in Port Hedland.

Preliminary studies have shown the potential for WAIO to ship substantially more than 240 mtpa from the Inner Harbour. As a result, work on the Outer Harbour has been slowed while WAIO’s focus has shifted to maximising its potential capacity from the Inner Harbour.

Today the Western Australia Minister for Transport and Port Hedland Port Authority announced that WAIO has been granted the right, subject to the State approvals processes, to develop two additional berths in the Inner Harbour. These berths do not come with guaranteed shipping capacity beyond BHP Billiton’s current 240 mtpa throughput allocation. WAIO believes there is substantially more opportunity to optimise its Inner Harbour throughput, given there is significant underutilised Inner Harbour port capacity. Port users may ship beyond their shipping allocation if unused capacity is available.

BHP Billiton President Iron Ore, Jimmy Wilson, said:

“Over the past 10 years, BHP Billiton has invested approximately US$19 billion in growing its WAIO business. What has become apparent through this process is that a number of the existing facilities have, or with minor modifications will have, the potential to deliver substantially more capacity than was assumed originally.

Development of the Outer Harbour remains attractive. Its initial development would require dredging a shipping channel and turning basin, as well as constructing a four kilometre jetty with associated stockyards and car dumpers at Boodarie. Additional expansion in the Inner Harbour would delay the requirement for many of these investments.

The right to develop these berths and prudent debottlenecking in the Inner Harbour provide for a lower cost port capacity to match easily accessible growth options in our mines and rail. The Outer Harbour continues to be an important part of our long-term strategy. Despite the substantial establishment costs associated with this greenfield facility, our analysis concluded that development of the first 50 mtpa phase of the Outer Harbour Project would deliver a value-adding investment return as a standalone project. The Outer Harbour therefore remains a critical part of our future growth plans, but is not our best option right now”.

Background notes:

BHP Billiton owns 85 per cent of WAIO(1) and is the operator. In the 2012 financial year, WAIO produced 174 mt of iron ore (100 per cent basis). Production is forecast to increase by approximately five per cent in the 2013 financial year. Commissioning of the WAIO Port Hedland Inner Harbour Expansion project remains on schedule for the second half of the 2012 calendar year and is expected to increase our Inner Harbour capacity to 220 mtpa (100 per cent basis).

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Deirdra McCracken
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
Email: Deirdra.S.McCracken@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

(1) BHP Billiton's partners in its Pilbara Iron Ore operations are: Itochu Minerals & Energy of Australia Pty Ltd, Mitsui-Itochu Iron Pty Ltd and Mitsui Iron Ore Corporation Pty Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : August 24, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary